UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

MGM Resorts International

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

552953 10 1

(CUSIP Number)

Kendall Handler

Executive Vice President & Chief Legal Officer

IAC Inc.

555 West 18th Street

New York, NY 10011

Telephone: (212) 314-7300

Facsimile: (212) 314-7309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON IAC Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,723,602(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 64,723,602(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,723,602(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%*
14	TYPE OF REPORTING PERSON CO

*	Percentage calculated on the basis of 393,102,147 shares of common stock, par value $0.01, of the Issuer (“Common Stock”) issued and outstanding as of August 1, 2022 (based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022).

(1)	Reflects shares of Common Stock beneficially owned by IAC Inc. (“IAC”).

This statement constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D relating to the shares of common stock, $0.01 par value (the “Shares”), of MGM Resorts International (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2020 (as amended by Amendment No. 1, filed with the SEC on August 20, 2020, Amendment No. 2, filed with the SEC on January 11, 2021 and Amendment No. 3, filed with the SEC on February 16, 2022, the “Schedule 13D”).  The purpose of this Amendment No. 4 is to report an increase in the number of Shares held by the Reporting Person. Except as set forth herein, the Schedule 13D as previously filed remains applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

From August 11, 2022 until August 23, 2022, Reporting Person purchased 1,189,700 Shares in a series of open market transactions with cash on hand for a total purchase price of approximately $41,755,713.78, including brokerage commissions (the “August 2022 Trades”).

ITEM 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended by replacing the first paragraph with the following:

As of close of business on the date of Amendment No. 4, Reporting Person has beneficial ownership of approximately 64,723,602 Shares constituting approximately 16.5% of the Shares outstanding.

Item 5(a) is hereby amended by replacing the final paragraph with the following:

The aggregate percentage of the Shares reported owned by each person named herein is based upon 393,102,147 Shares issued and outstanding, which is the total number of Shares outstanding as of August 1, 2022 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2022, filed with the SEC on August 3, 2022.

Item 5(c) is hereby amended and supplemented by adding the following paragraph at the end of Item 5(c):

Except for the August 2022 Trades, there have been no transactions by the Reporting Person in the Shares during the past 60 days prior to Amendment No. 4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2022

IAC INC.

By:	/s/ Kendall Handler
Name:	Kendall Handler
Title:	Executive Vice President & Chief Legal Officer